Exhibit 99.2

DRAGONWAVE INC.

SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

TUESDAY, JANUARY 26, 2016

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matter voted on at the special meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Tuesday January 26, 2016. The matter set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Proxy Circular of the Corporation dated December 11, 2015 (the “Circular”). According to the scrutineer’s report, 80 shareholders were present at the Meeting, in person or by proxy, representing 46,159,328 common shares or 61.15% of the 75,487,650 shares outstanding on the December 11, 2015 record date for the Meeting.

Approval of Share Consolidation

At the Meeting, the shareholders passed a special resolution authorizing and approving the amendment to the Restated Articles of Incorporation of the Corporation to consolidate the authorized, issued and outstanding common shares of the Corporation on the basis of a consolidation ratio no larger than one new common share for each 25 existing common shares of the Corporation and no smaller than one new common share for each 15 existing common shares, if and when the board of directors of the Corporation resolves to do so prior to January 26, 2017.

Details of the voting are as follows:

Resolution	Votes For	Votes Against
The special resolution, the full text of which is set forth in Schedule “A” to the Circular, to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the Circular, all as more particularly described in the Circular.	35,638,821	10,520,507